EXHIBIT 99.1

 For Immediate Release: NR13-02

Exeter Appoints Wendell Zerb as President and CEO
Bryce Roxburgh transitions to Co-Chairman with Yale Simpson

Vancouver, B.C., February 28, 2013 – Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce the appointment of Mr. Wendell Zerb as President and CEO of the Company. Mr. Bryce Roxburgh will transition to the role of Co-Chairman, a position to be shared with Mr. Yale Simpson.

The Company is pleased to welcome Mr. Wendell Zerb in his role as President and CEO.  Mr. Zerb is well known in the minerals industry, having 25 years combined experience in mining, mineral exploration and capital markets/financial analysis. His tenure over the past 15 years within capital markets, has garnered him industry recognition for his knowledge, understanding and analytical expertise in the mining sector.

Mr. Zerb obtained a Bachelor of Science Degree from the University of Alberta in 1986/87 and is a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). Mr. Zerb worked for 10 years as a gold and base metals geologist in mineral exploration and mining. That experience included senior roles in project generation and mining operations (both open pit and underground).

In 1996 Mr. Zerb joined an established Vancouver based Investment Dealer (PI Financial) as a Mining Analyst. He advanced rapidly, earning an appointment as Vice President of Research and Institutional Sales, later to President and CEO of a wholly owned US subsidiary. In March, 2005 he joined Canaccord Capital as a Senior Mining Analyst, advancing to the position of Director, Research Analyst, Metals and Mining (Canaccord Genuity Inc.). He resigned from Canaccord in July, 2012.

Mr. Yale Simpson, Exeter Co-Chairman stated, “I would like to welcome Wendell to the Company in this very important leadership role. Wendell has an impressive skill set that combines solid technical capabilities with a strong knowledge of capital markets. He is committed to continuing the advancement of our valuable Caspiche gold-copper asset and to leading the exploration team as they consider new opportunities. In particular, I believe that Wendell’s significant industry contacts, worldwide project knowledge, and market savvy will be very valuable in the years ahead.”

Mr. Bryce Roxburgh stated:  "I look forward to my new role as Co-Chairman of the Board. The role will allow me to continue my close association with Exeter while Wendell brings new perspectives and leadership to our team. Separately, Mr. Douglas Scheving has resigned from the Board of Directors to take up retirement. On behalf of the Exeter Board I would like to thank Douglas for his substantial contributions dating back to 2003.”

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. Caspiche is one of the largest undeveloped gold-copper deposits in the America’s and is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.). The Company continues to evaluate new opportunities related to the advancement of Caspiche, and new industry wide opportunities with the objective of securing properties, which offer near term discovery potential.

Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing Caspiche. The Company currently has cash reserves of CAD$52 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, President and CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2011 dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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